Exhibit 99.1

News release

Biofrontera announces conference call to be held on April 13, 2021 to discuss fiscal year 2020 financial results

Leverkusen, Germany, March 31, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be releasing its financial results for the fiscal year 2020 on Monday, April 12, 2021.

Conference calls for shareholders and interested investors will be held on Tuesday, April 13, 2021, at the following times:

In German, April 13, 2021 at 10:00 am CEST (4:00 am EST)

Dial-in number Germany: +49 69201744220

Conference code: 23554694#

In English, April 13, 2021 at 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 21491700#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.